February 4, 2019

Roger Branton
Chief Executive Officer
xG Technology, Inc.
240 S. Pineapple Avenue
Sarasota, FL 34236

       Re: xG Technology, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 001-35988

Dear Mr. Branton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications